                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                RULED 13D-2(A) UNDER THE SECURITIES ACT OF 1934

                                 NEUROGESX, INC.
                                (Name of Issuer)

         Common Stock                                     641252101
(Title of class of securities)                          (CUSIP number)

                                   Moshe Arkin
                               6 Hachoshlim Street
                             Herzelia 46724, Israel
                            Telephone: 972-9-788-3330

                          Sphera Funds Management Ltd.
                      Platinum House, 21 Ha'arba'ah Street
                             Tel-Aviv 64739, Israel
                          Attention: David Lieber, CEO
                            Telephone: 972-3-684-5535

           (Name, address and telephone number of person authorized to receive notices and communications)

                                FEBRUARY 10, 2010
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13(d)-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                         (Continued on following pages)

-------------------                                          -------------------
CUSIP NO. 641252101                   13D                    Page 2 of 16
-------------------                                          -------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON

     Moshe Arkin
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (See instructions)
     (a)  [_]
     (b)  [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     PF
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D)
     OR 2(E)            [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                        7    SOLE VOTING POWER
                             2,618,107 (1)
  NUMBER OF             --------------------------------------------------------
   SHARES               8    SHARED VOTING POWER
BENEFICIALLY                 981,930 (1)(2)
  OWNED BY              --------------------------------------------------------
    EACH                9    SOLE DISPOSITIVE POWER
  REPORTING                  2,618,107 (1)
   PERSON               --------------------------------------------------------
    WITH                10   SHARED DISPOSITIVE POWER
                             981,930 (1)(2)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     3,600,037 (1)(2)
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See instructions) [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     20.40% (1)(2)(3)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON   (See instructions)
     IN
--------------------------------------------------------------------------------

(1) This figure is as of February 10, 2010.

(2) This figure includes 686,746 shares beneficially owned directly by the
Healthcare Fund Entities. This figure also includes 235,897 shares beneficially owned directly by the Sphera Fund Entities and 59,287 shares beneficially owned directly by the Puma Fund Entities (Healthcare Fund Entities, Sphera Fund
Entities, and Puma Fund Entities are each defined later in Item 2) because the reporting persons named in this Schedule 13D may be deemed to constitute a
"group" for purposes of Section 13(d) of the Exchange Act. Moshe Arkin disclaims existence of a group and beneficial ownership of all such shares (as described later in Items 5(a) and (b)).

(3) Based on 17,644,035 shares of common stock outstanding as of October 31,
2009 (as reported in the Issuer's Form 10-Q filed with the Securities and
Exchange Commission ("SEC") on November 9, 2009).

-------------------                                          -------------------
CUSIP NO. 641252101                   13D                    Page 3 of 16
-------------------                                          -------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON

     M. Arkin (1999) Ltd.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (See instructions)
     (a)  [_]
     (b)  [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     AF
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D)
     OR 2(E)            [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                        7    SOLE VOTING POWER
                             -
  NUMBER OF             --------------------------------------------------------
   SHARES               8    SHARED VOTING POWER
BENEFICIALLY                 981,930 (1)(2)
  OWNED BY              --------------------------------------------------------
    EACH                9    SOLE DISPOSITIVE POWER
  REPORTING                  -
   PERSON               --------------------------------------------------------
    WITH                10   SHARED DISPOSITIVE POWER
                             981,930 (1)(2)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     981,930 (1)(2)
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See instructions) [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     5.57% (1)(2)(3)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON   (See instructions)
     CO
--------------------------------------------------------------------------------

(1) This figure is as of February 10, 2010.

(2) This figure includes 686,746 shares beneficially owned directly by the
Healthcare Fund Entities. This figure also includes 235,897shares beneficially owned directly by the Sphera Fund Entities, and 59,287 shares beneficially owned directly by the Puma Fund Entities (Healthcare Fund Entities, Sphera Fund
Entities, and Puma Fund Entities are each defined later in Item 2) since the reporting persons named in this Schedule 13D may be deemed to constitute a
"group" for purposes of Section 13(d) of the Exchange Act. M. Arkin (1999) Ltd.
disclaims existence of a group and beneficial ownership of all such shares (as described later in Items 5(a) and (b)).

(3) Based on 17,644,035 shares of common stock outstanding as of October 31,
2009 (as reported in the Issuer's Form 10-Q filed with the SEC on November 9,
2009).

-------------------                                          -------------------
CUSIP NO. 641252101                   13D                    Page 4 of 16
-------------------                                          -------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON

     Sphera Funds Management Ltd.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (See instructions)
     (a)  [_]
     (b)  [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     OO
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D)
     OR 2(E)            [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                        7    SOLE VOTING POWER
                             -
  NUMBER OF             --------------------------------------------------------
   SHARES               8    SHARED VOTING POWER
BENEFICIALLY                 3,600,037 (1)(2)
  OWNED BY              --------------------------------------------------------
    EACH                9    SOLE DISPOSITIVE POWER
  REPORTING                  -
   PERSON               --------------------------------------------------------
    WITH                10   SHARED DISPOSITIVE POWER
                             3,600,037 (1)(2)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     3,600,037 (1)(2)
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See instructions) [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     20.40% (1)(2)(3)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON   (See instructions)
     CO
--------------------------------------------------------------------------------

(1) This figure is as of February 10, 2010.

(2) This figure includes 2,618,107 shares beneficially owned directly by Moshe
Arkin (regarding which the cover page for Mr. Arkin indicates that he has sole voting and dispositive power) since the reporting persons named in this Schedule
13D may be deemed to constitute a "group" for purposes of Section 13(d) of the
Exchange Act. Sphera Funds Management Ltd. disclaims existence of a group and beneficial ownership of such shares (as described later in Items 5(a) and (b)).

(3) Based on 17,644,035 shares of common stock outstanding as of October 31,
2009 (as reported in the Issuer's Form 10-Q filed with the SEC on November 9,
2009).

-------------------                                          -------------------
CUSIP NO. 641252101                   13D                    Page 5 of 16
-------------------                                          -------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON

     Israel Mor
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (See instructions)
     (a)  [_]
     (b)  [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     OO
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D)
     OR 2(E)            [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                        7    SOLE VOTING POWER
                             -
  NUMBER OF             --------------------------------------------------------
   SHARES               8    SHARED VOTING POWER
BENEFICIALLY                 3,600,037 (1)(2)
  OWNED BY              --------------------------------------------------------
    EACH                9    SOLE DISPOSITIVE POWER
  REPORTING                  -
   PERSON               --------------------------------------------------------
    WITH                10   SHARED DISPOSITIVE POWER
                             3,600,037 (1)(2)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     3,600,037 (1)(2)
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See instructions) [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     20.40% (1)(2)(3)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON   (See instructions)
     IN
--------------------------------------------------------------------------------

(1) This figure is as of February 10, 2010.

(2) This figure includes 2,618,107 shares beneficially owned directly by Moshe
Arkin (regarding which the cover page for Mr. Arkin indicates that he has sole voting and dispositive power) since the reporting persons named in this Schedule
13D may be deemed to constitute a "group" for purposes of Section 13(d) of the
Exchange Act. Israel Mor disclaims existence of a group and beneficial ownership of such shares (as described later in Items 5(a) and (b)).

(3) Based on 17,644,035 shares of common stock outstanding as of October 31,
2009 (as reported in the Issuer's Form 10-Q filed with the SEC on November 9,
2009).

-------------------                                          -------------------
CUSIP NO. 641252101                   13D                    Page 6 of 16
-------------------                                          -------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON

     Doron Breen
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (See instructions)
     (a)  [_]
     (b)  [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     OO
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D)
     OR 2(E)            [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel and U.S.
--------------------------------------------------------------------------------
                        7    SOLE VOTING POWER
                             -
  NUMBER OF             --------------------------------------------------------
   SHARES               8    SHARED VOTING POWER
BENEFICIALLY                 3,600,037 (1)(2)
  OWNED BY              --------------------------------------------------------
    EACH                9    SOLE DISPOSITIVE POWER
  REPORTING                  -
   PERSON               --------------------------------------------------------
    WITH                10   SHARED DISPOSITIVE POWER
                             3,600,037 (1)(2)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     3,600,037 (1)(2)
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See instructions) [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     20.40% (1)(2)(3)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON   (See instructions)
     IN
--------------------------------------------------------------------------------

(1) This figure is as of February 10, 2010.

(2) This figure includes 2,618,107 shares beneficially owned directly by Moshe
Arkin (regarding which the cover page for Mr. Arkin indicates that he has sole voting and dispositive power) since the reporting persons named in this Schedule
13D may be deemed to constitute a "group" for purposes of Section 13(d) of the
Exchange Act. Doron Breen disclaims existence of a group and beneficial ownership of such shares (as described later in Items 5(a) and (b)).

(3) Based on 17,644,035 shares of common stock outstanding as of October 31,
2009 (as reported in the Issuer's Form 10-Q filed with the SEC on November 9,
2009).

-------------------                                          -------------------
CUSIP NO. 641252101                   13D                    Page 7 of 16
-------------------                                          -------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON

     Ron Senator
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (See instructions)
     (a)  [_]
     (b)  [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     OO
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D)
     OR 2(E)            [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel and U.S.
--------------------------------------------------------------------------------
                        7    SOLE VOTING POWER
                             -
  NUMBER OF             --------------------------------------------------------
   SHARES               8    SHARED VOTING POWER
BENEFICIALLY                 3,600,037 (1)(2)
  OWNED BY              --------------------------------------------------------
    EACH                9    SOLE DISPOSITIVE POWER
  REPORTING                  -
   PERSON               --------------------------------------------------------
    WITH                10   SHARED DISPOSITIVE POWER
                             3,600,037 (1)(2)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     3,600,037 (1)(2)
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See instructions) [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     20.40% (1)(2)(3)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON   (See instructions)
     IN
--------------------------------------------------------------------------------

(1) This figure is as of February 10, 2010.

(2) This figure includes 2,618,107 shares beneficially owned directly by Moshe
Arkin (regarding which the cover page for Mr. Arkin indicates that he has sole voting and dispositive power) since the reporting persons named in this Schedule
13D may be deemed to constitute a "group" for purposes of Section 13(d) of the
Exchange Act. Ron Senator disclaims existence of a group and beneficial ownership of such shares (as described later in Items 5(a) and (b)).

(3) Based on 17,644,035 shares of common stock outstanding as of October 31,
2009 (as reported in the Issuer's Form 10-Q filed with the SEC on November 9,
2009).

ITEM 1. SECURITY AND ISSUER

     This Statement on Schedule 13D relates to the common stock (the "Common
Stock") of NeurogesX, Inc., a company organized under the laws of Delaware
("NeurogesX"). The address of the principal executive office of NeurogesX is
2215 Bridgepointe Parkway, Suite 200, San Mateo, California 94404.

ITEM 2. IDENTITY AND BACKGROUND.

     This Schedule 13D is being filed jointly by Moshe Arkin, M. Arkin (1999)
Ltd. (the "1999 Company"), Sphera Funds Management Ltd. ("SFML"), Israel Mor,
Doron Breen, and Ron Senator (collectively, the "Reporting Persons.") The agreement among the Reporting Persons relating to the joint filing of this
Schedule 13D is attached as an exhibit hereto.

     A portion of the securities reported herein are beneficially owned by
Sphera Global Healthcare Fund, which invests substantially all of its assets in
Sphera Global Healthcare Master Fund. Sphera Global Healthcare Fund and Sphera
Global Healthcare Master Fund have delegated all investment decision-making to
Sphera Global Healthcare Management L.P. (the "Management Company"). The
Management Company is managed, controlled, and operated by its general partner,
Sphera Global Healthcare GP Ltd. (the "General Partner"), the shares of which are owned 50% by the 1999 Company and 50% by SFML. The 1999 Company, which is wholly-owned by Mr. Arkin, who serves as its chairman (the 1999 Company has no other officers or directors), and SFML are each entitled to appoint two members to the board of directors of the General Partner (the "Board of Directors") and
two members to the investment committee of the Management Company (the
"Investment Committee"), which reviews all investment decisions by the
Management Company and determines the investment guidelines and strategy to be implemented. Mr. Arkin is currently one of the 1999 Company's two appointments to the Investment Committee. Mr. Breen is currently one of SFML's two appointments both to the Board of Directors and to the Investment Committee.
There are currently four members both of the Board of Directors and of the
Investment Committee, and no decision can be made by either body without the consent of both Mr. Arkin's designees and the designees of SFML (Sphera Global
Healthcare Fund, Sphera Global Healthcare Master Fund, the Management Company,
and the General Partner are referred to collectively in this Schedule 13D as
"Healthcare Fund Entities").

     SFML may also be considered the beneficial owner of shares held by Sphera
Fund L.P., Sphera Fund (NIS) L.P., and Sphera Fund - Global L.P., each of which invest substantially all of its assets in Sphera Master Fund L.P. ("Sphera
Master"). SFML owns 100% of Sphera Fund G.P. Ltd., which acts as the general partner of Sphera GP L.P., which in turn serves as the general partner of Sphera
Master, Sphera Fund L.P., Sphera Fund (NIS) L.P., and Sphera Fund - Global L.P.
Sphera GP L.P. has delegated its investment management authority with respect to
Sphera Master, Sphera Fund L.P., Sphera Fund (NIS) L.P., and Sphera Fund -
Global L.P. to SFML (Sphera Master Fund L.P., Sphera Fund L.P., Sphera Fund
(NIS) L.P., Sphera Fund - Global L.P., Sphera GP L.P., and Sphera Fund G.P. Ltd.
are referred to collectively in this Schedule 13D as "Sphera Fund Entities").

     SFML may also be considered the beneficial owner of shares held by Puma
Sphera, which invests substantially all of its assets in Puma Sphera Master
Fund, which in turn has appointed Puma Sphera Management (Cayman) Limited to provide investment management services to Puma Sphera and Puma Sphera Master
Fund. Pursuant to an agreement, SFML provides Puma Sphera Management (Cayman)
Limited with certain investment services, including the power to make investment decisions guided by a trading strategy adopted by Puma Sphera Management
(Cayman) Limited (Puma Sphera, Puma Sphera Master Fund, and Puma Sphera
Management (Cayman) Limited are referred to collectively in this Schedule 13D as
"Puma Fund Entities").

     In addition, 62.09% of the shares of SFML are owned by companies controlled or wholly-owned by the three founders of SFML, Israel Mor, Doron Breen, and Ron
Senator (the "Founders").(1) Under a shareholders agreement, the Founders currently have the power to appoint three of five members of the board of directors of SFML and each currently serves as a director. Thus, the Founders may be considered the beneficial owners of any shares beneficially owned by
SFML. The two remaining directors of SFML are Ehud Gelbard and Itschak Shrem
(Mr. Shrem also sits on the Board of Directors of the Sphera Global Healthcare
GP Ltd.). David Lieber is SFML's CEO and only officer.

                                                                 ---------------

(1) Israel Mor owns 22.07% of the shares of SFML through Mor Miter Holdings
Ltd., a company wholly-owned by Mor Miter (2004) Ltd., which in turn is
55%-owned by Israel Mor and 45%-owned by his wife, Miriam Mor. Doron Breen owns
22.07% of the shares of SFML through Kerendor Ltd., a company wholly-owned by
Kerendor Holdings 2004 Ltd., which in turn is wholly-owned by Doron Breen. Ron
Senator owns 17.95% of the shares of SFML through R.Y. Senator Investments Ltd., a company wholly-owned by Lenrock Holdings Ltd., which in turn is wholly-owned by Ron Senator.

     Set forth on SCHEDULE 1 hereto, which is incorporated herein by reference, is the name, residence or business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, and citizenship of the
Reporting Persons and the entities and individuals mentioned in this Item 2, including directors and executive officers of each Reporting Person (if any).

     During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of the entities or individuals mentioned in this Item 2 of this report has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor have the Reporting Persons or such entities or individuals during this period been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Mr. Arkin used $19,918,508 in personal funds to purchase 2,618,107 shares of Common Stock of NeurogesX. The Healthcare Fund Entities used $5,126,132 of investor subscriptions to purchase 686,746 shares of Common Stock of NeurogesX.
The Sphera Fund Entities used $2,001,075 of investor subscriptions to purchase
235,897 shares of Common Stock of NeurogesX. The Puma Fund Entities used
$503,831 of investor subscriptions to purchase 59,287 shares of Common Stock of
NeurogesX.

ITEM 4. PURPOSE OF TRANSACTION.

     None of the Reporting Persons nor any of the entities or individuals mentioned in Item 2 of this report has any plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of
Item 4 of Schedule 13D (although each Reporting Person, entity, and individual reserves the right to develop such plans).

     The Reporting Persons, entities, and individuals mentioned in Item 2 of this report intend to review the performance of their investment in NeurogesX from time to time. Depending on various factors, including the business, prospects and financial position of NeurogesX, the current and anticipated future price levels of the Common Stock and currency exchange rates, the conditions in the securities markets and general economic and industry conditions, as well as the other investment opportunities available to them, the
Reporting Persons, entities, and individuals will take such actions with respect to their investment in NeurogesX as they deem appropriate in light of the circumstances existing from time to time. The Reporting Persons, entities, and individuals may purchase additional Common Stock of NeurogesX or may, and hereby reserve the right to, dispose of some or all of their holdings in the open market, in public offerings, in privately negotiated transactions or in other transactions, including derivative transactions.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) and (b)

     As of February 10, 2010, Sphera Global Healthcare Master Fund is deemed to be the direct beneficial owner of 686,746 shares of Common Stock, which represents 3.89% of the shares of Common Stock outstanding. Sphera Global
Healthcare Master Fund has shared power to vote, or to direct the voting of, and the shared power to dispose of, or to direct the disposition of, such shares with Sphera Global Healthcare Fund, Sphera Global Healthcare Management L.P.,
Sphera Global Healthcare GP Ltd., SFML, Israel Mor, Doron Breen, Ron Senator,
the 1999 Company, and Moshe Arkin, each of which may therefore be deemed the indirect beneficial owner of such shares.

     As of February 10, 2010, Sphera Master Fund L.P. is deemed to be the direct beneficial owner of 235,897 shares of Common Stock, which represents 1.34% of the shares of Common Stock outstanding. As of December 31, 2009, Sphera Fund
L.P., Sphera Fund (NIS) L.P., and Sphera Fund - Global L.P. have ownership interests of 60.29%, 31.03%, and 8.68%, respectively, in Sphera Master. Sphera
Master Fund L.P. has shared power to vote, or to direct the voting of, and the shared power to dispose of, or to direct the disposition of, such shares with
Sphera Fund L.P., Sphera Fund (NIS) L.P., Sphera Fund - Global L.P., Sphera GP
L.P., Sphera Fund G.P. Ltd., SFML, Israel Mor, Doron Breen, and Ron Senator,
each of which may therefore be deemed the indirect beneficial owner of such shares.

     As of February 10, 2010, Puma Sphera Master Fund is deemed to be the direct beneficial owner of 59,287 shares of common stock of NeurogesX, Inc., which represents 0.34% of the shares of Common Stock outstanding. Puma Sphera Master
Fund has shared power to vote, or to direct the voting of, and the shared power to dispose of, or to direct the disposition of, such shares with Puma Sphera,
Puma Sphera Management (Cayman) Limited, SFML, Israel Mor, Doron Breen, and Ron
Senator, each of which may therefore be deemed the indirect beneficial owner of such shares.

     As of February 10, 2010, Mr. Arkin is deemed to be the direct beneficial owner of 2,618,107 shares of Common Stock, which represents 14.84% of the shares of Common Stock outstanding. Mr. Arkin has sole voting and dispositive power over these shares. In addition, Mr. Arkin may be deemed the indirect beneficial owner of 686,746 shares of Common Stock beneficially owned by the Healthcare
Fund Entities and, because the Reporting Persons named in this Schedule 13D may be deemed to constitute a "group" for purposes of Section 13(d) of the Exchange
Act, Mr. Arkin may be deemed the indirect beneficial owner of shares beneficially owned by SFML, including 235,897 shares of Common Stock held by the
Sphera Fund Entities, and 59,287 shares of Common Stock held by the Puma Fund
Entities. Mr. Arkin may be deemed to have shared power to vote, or to direct the voting of, and the shared power to dispose of, or to direct the disposition of, the 981,930 shares of Common Stock held by the Healthcare Fund Entities, the
Sphera Fund Entities, and the Puma Fund Entities, representing 5.57% of the shares of Common Stock outstanding. The total shares beneficially owned by Mr.
Arkin as of February 10, 2010 was 3,600,037, which represents 20.40% of the shares of Common Stock outstanding.

     The 1999 Company may be deemed the indirect beneficial owner of 686,746 shares of Common Stock beneficially owned by the Healthcare Fund Entities and, because the Reporting Persons named in this Schedule 13D may be deemed to constitute a "group" for purposes of Section 13(d) of the Exchange Act, the 1999
Company may be deemed the indirect beneficial owner of shares beneficially owned by SFML, including 235,897 shares of Common Stock held by the Sphera Fund
Entities, and 59,287 shares of Common Stock held by the Puma Fund Entities. The
1999 Company may be deemed to have shared power to vote, or to direct the voting of, and the shared power to dispose of, or to direct the disposition of, the
981,930 shares of Common Stock held by the Healthcare Fund Entities, the Sphera
Fund Entities, and the Puma Fund Entities, representing 5.57% of the shares of
Common Stock outstanding.

     SFML may be deemed the indirect beneficial owner of 686,746 shares of
Common Stock held by the Healthcare Fund Entities, 235,897 shares of Common
Stock held by the Sphera Fund Entities, and 59,287 shares of Common Stock held by the Puma Fund Entities. In addition, because the Reporting Persons named in this Schedule 13D may be deemed to constitute a "group" for purposes of Section
13(d) of the Exchange Act, SFML may be deemed the indirect beneficial owner of
2,618,107 shares of Common Stock beneficially owned by Mr. Arkin. SFML may be deemed to have shared power to vote, or to direct the voting of, and the shared power to dispose of, or to direct the disposition of, the 3,600,037 shares of
Common Stock held by the Healthcare Fund Entities, the Sphera Fund Entities, the
Puma Fund Entities, and Mr. Arkin, representing 20.40% of the shares of Common
Stock outstanding.

     The Founders of SFML may be considered the indirect beneficial owners of any shares beneficially owned by SFML, including 686,746 shares of Common Stock held by the Healthcare Fund Entities, 235,897 shares of Common Stock held by the
Sphera Fund Entities, and 59,287 shares of Common Stock held by the Puma Fund
Entities. In addition, because the Reporting Persons named in this Schedule 13D may be deemed to constitute a "group" for purposes of Section 13(d) of the
Exchange Act, each of the Founders may be deemed the indirect beneficial owner of 2,618,107 shares of Common Stock beneficially owned by Mr. Arkin. Each of the
Founders may be deemed to have shared power to vote, or to direct the voting of, and the shared power to dispose of, or to direct the disposition of, the
3,600,037 shares of Common Stock held by the Healthcare Fund Entities, the
Sphera Fund Entities, the Puma Fund Entities, and Mr. Arkin, representing 20.40%
of the shares of Common Stock outstanding.

                                       10

     In addition to the above holdings, Ehud Gelbard is the sole beneficial owner of 6,000 shares of Common Stock held in a personal account, which represent 0.03% of the shares of Common Stock outstanding. Mr. Gelbard has the sole power to vote, or to direct the vote, and the sole power to dispose of, or to direct the disposition of, such shares. In addition, Itschak Shrem is the sole beneficial owner of 25,000 shares of Common Stock held in a personal account, which represent 0.14% of the shares of Common Stock outstanding. Mr.
Shrem has the sole power to vote, or to direct the vote, and the sole power to dispose of, or to direct the disposition of, such shares.

     Except for the shares of Common Stock beneficially owned directly by Mr.
Arkin, each entity and natural person named in this Schedule 13D (including Mr.
Arkin) disclaims beneficial ownership of the shares of Common Stock described in this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any such entity or individual is the beneficial owner of the shares referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose.

     The Reporting Persons named in this Schedule 13D may be deemed to constitute a "group" for purposes of Section 13(d) of the Exchange Act. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that a group exists for purposes of Section 13(d) of the
Exchange Act or for any other purpose, and each of the Reporting Persons named in this Schedule 13D disclaims the existence of any such group.

     (c)

     In the last 60 days, the below-listed transactions in Common Stock, or securities convertible into, or exercisable for, or exchangeable for Common
Stock, were consummated by persons referenced in Item 2 (each of which was effected in ordinary brokerage transactions).

                                                                                         PURCHASE OR SALE
   PERSON OR ENTITY             DATE           NUMBER OF SHARES       BUY OR SELL       PRICE PER SHARE ($)
----------------------- -------------------- -------------------- -------------------- --------------------
     Moshe Arkin             1/14/2010              3,736                 Buy                 7.106
----------------------- -------------------- -------------------- -------------------- --------------------
                             1/15/2010              9,800                 Buy                 7.096
----------------------- -------------------- -------------------- -------------------- --------------------
                             1/19/2010                209                 Buy                 7.120
----------------------- -------------------- -------------------- -------------------- --------------------
                             1/20/2010              1,300                 Buy                 7.119
----------------------- -------------------- -------------------- -------------------- --------------------
                             1/21/2010              8,768                 Buy                 7.108
----------------------- -------------------- -------------------- -------------------- --------------------
                             1/22/2010              7,200                 Buy                 7.200
----------------------- -------------------- -------------------- -------------------- --------------------
                             1/25/2010              2,199                 Buy                 7.204
----------------------- -------------------- -------------------- -------------------- --------------------
                             1/26/2010              4,422                 Buy                 7.165
----------------------- -------------------- -------------------- -------------------- --------------------
                             1/27/2010              6,284                 Buy                 7.114
----------------------- -------------------- -------------------- -------------------- --------------------
                             2/2/2010               2,000                 Buy                 7.265
----------------------- -------------------- -------------------- -------------------- --------------------
                             2/3/2010              13,152                 Buy                 7.233
----------------------- -------------------- -------------------- -------------------- --------------------
                             2/4/2010               9,547                 Buy                 7.249
----------------------- -------------------- -------------------- -------------------- --------------------
                             2/5/2010                 704                 Buy                 7.257
----------------------- -------------------- -------------------- -------------------- --------------------
                             2/8/2010              21,000                 Buy                 7.227
----------------------- -------------------- -------------------- -------------------- --------------------
                             2/9/2010              19,795                 Buy                 7.270
----------------------- -------------------- -------------------- -------------------- --------------------
                             2/10/2010             43,700                 Buy                 7.278
----------------------- -------------------- -------------------- -------------------- --------------------
    Sphera Global
Healthcare Master Fund       12/9/2010             10,000                 Buy                7.4448
----------------------- -------------------- -------------------- -------------------- --------------------
                             12/10/2010             8,000                 Buy                7.7591
----------------------- -------------------- -------------------- -------------------- --------------------
                             12/11/2010             5,600                 Buy                7.7941
----------------------- -------------------- -------------------- -------------------- --------------------
                             12/14/2010             3,600                 Buy                7.8161
----------------------- -------------------- -------------------- -------------------- --------------------
                             12/29/2010             3,100                 Buy                7.3701
----------------------- -------------------- -------------------- -------------------- --------------------
                             12/30/2010             2,500                 Buy                7.6043
----------------------- -------------------- -------------------- -------------------- --------------------
                             12/31/2010             2,400                 Buy                7.8063
----------------------- -------------------- -------------------- -------------------- --------------------
                             1/4/2010               5,000                 Buy                7.6636
----------------------- -------------------- -------------------- -------------------- --------------------
                             1/7/2010               2,500                 Buy                7.0918
----------------------- -------------------- -------------------- -------------------- --------------------
                             1/29/2010              5,521                 Buy                7.0631
----------------------- -------------------- -------------------- -------------------- --------------------
                             2/10/2010             33,700                 Buy                7.2783
----------------------- -------------------- -------------------- -------------------- --------------------
  Sphera Master Fund
         L.P.                2/9/2010               2,000                 Buy                7.2024
----------------------- -------------------- -------------------- -------------------- --------------------
                             2/9/2010                 500                 Buy                7.2024
----------------------- -------------------- -------------------- -------------------- --------------------
                             2/10/2010             10,000                 Buy                7.2845
----------------------- -------------------- -------------------- -------------------- --------------------
    Itschak Shrem             2/10/10               2,756                 Buy                 7.339
----------------------- -------------------- -------------------- -------------------- --------------------
                              2/11/10               2,244                 Buy                 7.353
----------------------- -------------------- -------------------- -------------------- --------------------

                                       11

     (d)

     No person, other than the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock referred to in this Item 5.

     Percentages set forth in this Schedule 13D were calculated based on
17,644,035 shares of Common Stock outstanding as of October 31, 2009 (as reported in the Issuer's Form 10-Q filed with the SEC on November 9, 2009).

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
        SECURITIES OF THE ISSUER.

     Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     The following Exhibits are filed herewith:

     1    Agreement of Joint Filing

     2    Special Power of Attorney appointing Menachem Inbar attorney-in-fact, dated August 12, 2009 by and on behalf of Moshe Arkin (incorporated herein by reference to Exhibit 2 to the Schedule 13G filed by Moshe
          Arkin, M. Arkin (1999) Ltd., Sphera Global Healthcare GP Ltd., Sphera
          Global Healthcare Management L.P., Sphera Global Healthcare Fund, and
          Sphera Global Healthcare Master Fund on August 13, 2009 (the "Original
          Schedule 13G)).

     3    Special Power of Attorney appointing Menachem Inbar attorney-in-fact, dated August 12, 2009 by and on behalf of Moshe Arkin as Chairman M.
          Arkin (1999) Ltd. (incorporated herein by reference to Exhibit 3 to the Original Schedule 13G).

                                       12

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

February 22, 2010

                                        MOSHE ARKIN

                                        /s/ Menachem Inbar
                                        ----------------------------
                                        By: Menachem Inbar*
                                        Title: Attorney-in-fact

                                        M. ARKIN (1999) LTD.

                                        /s/ Menachem Inbar
                                        ----------------------------
                                        By: Menachem Inbar**
                                        Title: Attorney-in-fact for Moshe Arkin,
                                        Chairman of M. Arkin (1999) Ltd.

                                        SPHERA FUNDS MANAGEMENT LTD.

                                        /s/ David Lieber
                                        ----------------------------
                                        By: David Lieber
                                        Title: CEO

                                        ISRAEL MOR

                                        /s/ Israel Mor
                                        ----------------------------
                                        By: Israel Mor

                                        DORON BREEN

                                        /s/ Doron Breen
                                        ----------------------------
                                        By: Doron Breen

                                        RON SENATOR

                                        /s/ Ron Senator
                                        ----------------------------
                                        By: Ron Senator

* Duly authorized under Special Power of Attorney appointing Menachem Inbar attorney-in-fact, dated August 12, 2009 by and on behalf of Moshe Arkin
(incorporated herein by reference to Exhibit 2 to the Original Schedule 13G).

** Duly authorized under Special Power of Attorney appointing Menachem Inbar attorney-in-fact, dated August 12, 2009 by and on behalf of Moshe Arkin as
Chairman M. Arkin (1999) Ltd. (incorporated herein by reference to Exhibit 3 to the Original Schedule 13G).

                                       13

                                   SCHEDULE 1

                                 NATURAL PERSONS

                                                               NAME, PRINCIPAL BUSINESS,
                   BUSINESS ADDRESS      PRESENT PRINCIPAL     AND ADDRESS OF ENTITY IN
NATURAL PERSON     (UNLESS OTHERWISE     OCCUPATION OR         WHICH SUCH EMPLOYMENT IS
NAME               NOTED)                EMPLOYMENT            CONDUCTED                    CITIZENSHIP
------------------ --------------------- --------------------- ---------------------------- -------------
Moshe Arkin        6 Hachoshlim St.,     Investing personal    Self-employed                Israel
                   Herzelia 46724,       funds.
                   Israel                                      6 Hachoshlim St., Herzelia
                                                               46724, Israel

------------------ --------------------- --------------------- ---------------------------- -------------
Israel Mor         c/o Sphera Funds      Managing partner of   Has service agreement with   Israel
                   Management Ltd.,      Sphera Funds          Sphera Funds Management
                   Platinum House, 21    Management Ltd. and   Ltd.
                   Ha'arba'ah Street,    portfolio manager
                   Tel-Aviv 64739,       of Sphera Master      (principal business and
                   Israel                Fund L.P.             address provided
                                                               separately)
------------------ --------------------- --------------------- ---------------------------- -------------
Doron Breen        c/o Sphera Funds      Managing partner of   Has service agreement with   U.S. and
                   Management Ltd.,      Sphera Funds          Sphera Funds Management      Israel
                   Platinum House, 21    Management Ltd. and   Ltd.
                   Ha'arba'ah Street,    Sphera Global
                   Tel-Aviv 64739,       Healthcare            (principal business and
                   Israel                Management LP, and    address provided
                                         portfolio manager     separately)
                                         of Sphera Global
                                         Healthcare Master
                                         Fund
------------------ --------------------- --------------------- ---------------------------- -------------
Ron Senator        c/o Sphera Funds      Managing partner of   Has service agreement with   U.S. and
                   Management Ltd.,      Sphera Funds          Sphera Funds Management      Israel
                   Platinum House, 21    Management Ltd. and   Ltd.
                   Ha'arba'ah Street,    portfolio manager
                   Tel-Aviv 64739,       of Sphera Master      (principal business and
                   Israel                Fund L.P.             address provided
                                                               separately)
------------------ --------------------- --------------------- ---------------------------- -------------
Itschak Shrem      c/o Shrem Fudim       Chairman and          Has service agreement with   Israel
                   Group Ltd, Platinum   co-founder of Shrem   Shrem Fudim Group Ltd.,
                   House, 21             Fudim Group Ltd.      which is an Israeli-based
                   Ha'arba'ah Street,                          investment firm with
                   Tel-Aviv 64739,                             operations and investments
                   Israel                                      primarily concentrated in
                                                               financial services,
                                                               industrial and advanced
                                                               technology companies,
                                                               venture capital,
                                                               communications and media,
                                                               and real estate and
                                                               infrastructure.

                                                               21 Ha'arba'ah Street,
                                                               Tel-Aviv 64739, Israel
------------------ --------------------- --------------------- ---------------------------- -------------
Ehud Gelbard       18 Halon Street,      Self-employed         Works from home              Israel
                   Raanana 43572,        businessman
                   Israel                                      (residential address
                                                               provided separately)
                   (residential
                   address)
------------------ --------------------- --------------------- ---------------------------- -------------
David Lieber       c/o Sphera Funds      CEO of Sphera Funds   Sphera Funds Management      U.S. and
                   Management Ltd.,      Management Ltd.       Ltd.                         Israel
                   Platinum House, 21
                   Ha'arba'ah Street,                          (principal business and
                   Tel-Aviv 64739,                             address provided
                   Israel                                      separately)
------------------ --------------------- --------------------- ---------------------------- -------------

                                       14

                                    ENTITIES

                                                                                 ADDRESS OF PRINCIPAL
ENTITY                                                                           BUSINESS AND PRINCIPAL
NAME                         PLACE OF ORGANIZATION     PRINCIPAL BUSINESS        OFFICE
---------------------------- ------------------------- ------------------------- -------------------------
M. Arkin (1999) Ltd.         Israel                    Company Mr. Arkin         6 Hachoshlim St.,
                                                       utilizes to make          Herzelia 46724, Israel
                                                       investments.
---------------------------- ------------------------- ------------------------- -------------------------
Sphera Funds Management      Israel                    Investment manager and    Platinum House, 21
Ltd.                                                   investment services       Ha'arba'ah Street,
                                                       provider                  Tel-Aviv 64739, Israel
---------------------------- ------------------------- ------------------------- -------------------------
Sphera Global Healthcare     Cayman Islands            "Mutual Fund" under the   c/o Maples Corporate
Fund                                                   Mutual Funds Law (2009    Services Limited, PO
                                                       Revision) of the Cayman   Box 309, Ugland House,
                                                       Islands, invests          Grand Cayman KY1-1104,
                                                       substantially all of      Cayman Islands
                                                       its assets
                                                       in Sphera Global
                                                       Healthcare Master Fund
---------------------------- ------------------------- ------------------------- -------------------------
Sphera Global Healthcare     Cayman Islands            "Mutual Fund" under the   c/o Maples Corporate
Master Fund                                            Mutual Funds Law (2009    Services Limited, PO
                                                       Revision) of the Cayman   Box 309, Ugland House,
                                                       Islands, invests          Grand Cayman KY1-1104,
                                                       primarily, but not        Cayman Islands
                                                       exclusively, in
                                                       equity related securities
                                                       in the global healthcare
                                                       industry
---------------------------- ------------------------- ------------------------- -------------------------
Sphera Global Healthcare     Israel                    Investment Manager        Platinum House, 21
Management L.P.                                                                  Ha'arba'ah Street,
                                                                                 Tel-Aviv 64739, Israel
---------------------------- ------------------------- ------------------------- -------------------------
Sphera Global Healthcare     Israel                    General partner of        Platinum House, 21
GP Ltd.                                                Sphera Global             Ha'arba'ah Street,
                                                       Healthcare Management     Tel-Aviv 64739, Israel
                                                       L.P.
---------------------------- ------------------------- ------------------------- -------------------------
Sphera Fund L.P.             British Virgin Islands    "Professional Fund"       c/o Maples Corporate
                                                       under the Mutual Funds    Services (BVI) Limited
                                                       Act of 1996 (as           P.O. Box 173
                                                       amended) of the British   Road Town, Tortola
                                                       Virgin Islands, invests   British Virgin Islands
                                                       substantially all of
                                                       its assets in Sphera
                                                       Master Fund L.P.
---------------------------- ------------------------- ------------------------- -------------------------
Sphera Fund (NIS) L.P.       British Virgin Islands    "Professional Fund"       c/o Maples Corporate
                                                       under the Mutual Funds    Services (BVI) Limited,
                                                       Act of 1996 (as           P.O. Box 173, Road
                                                       amended) of the British   Town, Tortola, British
                                                       Virgin Islands, invests   Virgin Islands
                                                       substantially all of
                                                       its assets in Sphera
                                                       Master Fund L.P.
---------------------------- ------------------------- ------------------------- -------------------------

                                       15

ENTITY                                                                           BUSINESS AND PRINCIPAL
NAME                         PLACE OF ORGANIZATION     PRINCIPAL BUSINESS        OFFICE
---------------------------- ------------------------- ------------------------- -------------------------
Sphera Fund - Global L.P.    British Virgin Islands    "Professional Fund"       c/o Maples Corporate
                                                       under the Mutual Funds    Services (BVI) Limited,
                                                       Act of 1996 (as           P.O. Box 173, Road
                                                       amended) of the British   Town, Tortola,  British
                                                       Virgin Islands, invests   Virgin Islands
                                                       substantially all of
                                                       its assets in Sphera
                                                       Master Fund L.P.
---------------------------- ------------------------- ------------------------- -------------------------
Sphera Master Fund L.P.      British Virgin Islands    "Professional Fund"       c/o Maples Corporate
                                                       under the Mutual Funds    Services (BVI) Limited,
                                                       Act of 1996 (as           P.O. Box 173, Road
                                                       amended) of the British   Town, Tortola, British
                                                       Virgin Islands invests    Virgin Islands
                                                       primarily, but not
                                                       exclusively, in the
                                                       securities of Israeli
                                                       and Israeli-related
                                                       companies listed on
                                                       stock exchanges in
                                                       Israel, the U.S., and
                                                       Europe.
---------------------------- ------------------------- ------------------------- -------------------------
Sphera Fund G.P. Ltd.        Israel                    General partner of        Platinum House, 21
                                                       Sphera GP L.P.            Ha'arba'ah  Street,
                                                                                 Tel-Aviv 64739, Israel
---------------------------- ------------------------- ------------------------- -------------------------
Sphera GP L.P.               British Virgin Islands    General partner of        c/o Maples Corporate
                                                       Sphera Fund L.P.,         Services  (BVI) Limited,
                                                       Sphera Fund (NIS) L.P.,   P.O. Box 173, Road
                                                       Sphera Fund - Global      Town, Tortola, British
                                                       L.P., and Sphera Master   Virgin Islands
                                                       Fund L.P., and limited
                                                       partner of Sphera
                                                       Global Healthcare
                                                       Management LP.
---------------------------- ------------------------- ------------------------- -------------------------
Puma Sphera                  Cayman Islands            An open-ended             Walker House, 87 Mary
                                                       multi-class exempted      Street, George Town,
                                                       company incorporated      Grand Cayman KY1-9002,
                                                       with limited              Cayman Islands
                                                       liabilities, invests
                                                       substantially all of
                                                       its assets in Puma
                                                       Sphera Master Fund.
---------------------------- ------------------------- ------------------------- -------------------------
Puma Sphera Master Fund      Cayman Islands            An open-ended             Walker House, 87 Mary
                                                       multi-class exempted      Street, George Town,
                                                       company incorporated      Grand Cayman KY1-9002,
                                                       with limited              Cayman Islands
                                                       liabilities, invests
                                                       primarily, but not
                                                       exclusively, in the
                                                       securities of Israeli
                                                       and Israeli-related
                                                       companies listed on
                                                       stock exchanges in
                                                       Israel, the U.S., and
                                                       Europe.
---------------------------- ------------------------- ------------------------- -------------------------
Puma Sphera Management       Cayman Islands            Investment Manager        Walker House, 87 Mary
(Cayman) Limited                                                                 Street, George Town,
                                                                                 Grand Cayman KY1-9002,
                                                                                 Cayman Islands
---------------------------- ------------------------- ------------------------- -------------------------

                                       16